NEWS RELEASE  August 10, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Drilling at Caballo Blanco, Mexico Intersects 108 meters of 1.14 grams per tonne Gold and 40 meters of 2.35 grams per tonne Gold

Further to a detailed and technical News Release (http://www.almadenminerals.com/News%20Releases/2005/aug08-05M.html) put out by Almaden Minerals Ltd. (“Almaden”) on August 8, 2005 Almaden would like to further discuss the results from the drill program on the Caballo Blanco high-sulphidation gold property.

Three holes totaling 523 meters were drilled from the same setup on the top of Cerro la Cruz in the Northern Zone. The drilling suggests that there is a capping zone of massive silica that contains anomalous gold values generally less than 0.5 grams per tonne gold. One hole (CB5-03) penetrated through this capping zone and intersected 40 meters of breccia and vuggy silica grading 2.35 grams per tonne gold within a larger interval of 108 meters of 1.14 grams per tonne gold. This latter interval was within an even larger interval of 214 meters of 0.70 grams per tonne gold. The other two holes intersected highly anomalous gold values in what is recognized as being weakly mineralized capping material. Owing to bad drilling conditions these two holes could not be completed to their target which is the prospective rock beneath this capping massive silica material.

Almaden considers these results to be highly encouraging. The grades and widths of gold mineralization encountered in hole CB5-03 indicate the potential for both size and high average grades, typical of high-sulphidation gold deposits worldwide. For example Barrick Gold Corp. (“Barrick”) has identified a proven and probable reserve at Veladero in South America of 39.7 Million tones averaging 1.1 grams per tonne gold and a proven and probable reserve at Pascua of 36.1 Million tones of 1.7 grams per tonne gold (taken from Barrick’s website). As a further example the Yanacocha deposit in Peru operated by Newmont Gold Corp. (“Newmont”) has a proven and probable reserve of 377.2 Million tons of 1.1 grams per tonne gold (taken from Newmont’s website). Both at Veladero and Pascua much of the gold ore is concealed beneath 30 to 150 meters of barren or weakly mineralized rock. Almaden believes a similar environment to exist at Caballo Blanco where massive silica appears to cap zones of brecciation and gold grades like that intersected in hole CB5-03. At Veladero it was the 76th drill hole which intersected 170 meters of 1.9 grams per tonne gold that is considered the “discovery” drillhole for the Amable orebody. Considering the nature of mineralization that is economic in similar deposits worldwide, hole CB5-03 drilled at the Caballo Blanco project indicates significant potential.

The Caballo Blanco project is optioned to Comaplex who can earn a 60% interest in the project by spending US$2 Million over four years. The property is located roughly 60 kilometers north of Veracruz City, Mexico. Infrastructure is excellent as the prospective areas of the property are all located within 10 kilometers of a paved highway and Mexico’s only nuclear power plant. The property covers three areas of alteration and mineralization known as the Northern, Highway and Central Grid zones. In 2003, Comaplex completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart. Geologic and alteration mapping in these areas has identified extensive zones of acid-sulphate alteration including quartz-alunite and residual or vuggy silica alteration zones. These zones of alteration, developed in flat lying volcanic rocks, are interpreted to represent a large high sulphidation gold-silver system.

Mr. Mark Balog, P.Geo. of Comaplex Minerals Corp. was the qualified person, under the meaning of National Instrument 43-101, reviewing the sampling reported in this news release. The samples were analysed at ALS Chemex Laboratories in North Vancouver, Canada using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP) methods.

Readers are also referred to Almaden’s website (http://www.almadenminerals.com/Projects/Papers/Epithermal_CB.pdf) where a summary report can be viewed which contains maps illustrating the IP and geology and containing background geologic information pertaining to the property and high-sulphidation epithermal deposits in general.

Almaden will report the results of all future work from the Caballo Blanco project as soon as they are received from Comaplex. Almaden currently has 12 active joint ventures, including 8 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

For reference 1 gram per tonne (g/t) gold is equivalent to 0.029 ounces per ton gold and 1000 parts per billion (ppb) gold.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.